Exhibit 12.1
QUANEX BUILDING PRODUCTS CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)
Ratio of earnings to fixed charges is computed by dividing earnings, as defined, by fixed charges. Fixed charges consist of interest charges, (both expensed and capitalized), amortization of debt issuance costs and the portion of rental expense representative of the interest factor. The computation is as follows:

	Fiscal years ended October 31,
	2006	2007	2008	2009	2010
Earnings:
Income from continuing operations before taxes	$103,966	$87,961	$25,808	$(179,145)	$39,502
Add: fixed charges (from below)	2,857	2,265	2,113	2,068	2,039

	$106,823	$90,226	$27,921	$(177,077)	$41,541

Fixed Charges:
Interest expense	$1,002	$582	$441	$383	$371
Debt issuance amortization	21	9	39	69	69
Capitalized interest	—	—	—	—	—
1/3 of rental expense	1,834	1,674	1,633	1,615	1,599

	$2,857	$2,265	$2,113	$2,067	$2,039

Ratio of earnings to fixed charges	37.4x	39.8x	13.2x	A	20.4x

A.
During the twelve months ended October 31, 2009, the ratio coverage was negative. In order to achieve a coverage of 1:1, the Company would have had to generate additional income from continuing operations before income taxes of $179,145 for the twelve months ended October 31, 2009.